UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

NEW SENIOR INVESTMENT GROUP INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

648691103
(CUSIP Number of Class of Securities)

Cameron D. MacDougall, Esq.
Secretary
1345 Avenue of the Americas
New York, New York 10105
(212) 479-3140
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Joseph A. Coco, Esq.
Michael J. Zeidel, Esq.
Peter D. Serating, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$30,000,000	$3,021

(1)
Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $30,000,000 in aggregate of up to 3,333,333 shares of common stock of New Senior Investment Group Inc. at the minimum tender offer price of $9.00 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per million dollars of the value of the transaction.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,021
Form or Registration No.:	Schedule TO
Filing Party:	New Senior Investment Group Inc.
Date Filed:	December 17, 2015

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission by New Senior Investment Group Inc., a Delaware corporation (“New Senior” or the “Company”), on December 17, 2015, in connection with the offer by New Senior to purchase for not more than $30,000,000 in cash shares of its common stock, par value $0.01 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not greater than $10.00 per Share nor less than $9.00 per Share or (ii) purchase price tenders pursuant to which shareholders indicate they are willing to sell their Shares to the Company at the purchase price determined in the offer, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated December 17, 2015 (the “Offer to Purchase”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(B).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.                          Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:

“On January 20, 2016, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at 5:00 p.m., New York City time, on January 19, 2016.  A copy of the press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.”

Item 12.                          Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

Exhibit No.	Description

(a)(5)(B)	Press release announcing preliminary results of the Tender Offer, dated January 20, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW SENIOR INVESTMENT GROUP INC.

By:	/s/ Justine A. Cheng
Name: Justine A. Cheng
Title: Chief Financial Officer and Treasurer

Date: January 20, 2016

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 17, 2015.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 17, 2015.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 17, 2015.*

(a)(1)(F)	Summary Advertisement, dated December 17, 2015.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing commencement of the Tender Offer, dated December 17, 2015.*

(a)(5)(B)	Press release announcing preliminary results of the Tender Offer, dated January 20, 2016.

(b)	None.

(d)(1)	Management Agreement between New Senior Investment Group Inc. and FIG LLC (incorporated by reference to Exhibit 10.3 of our quarterly report on Form 10-Q, filed with the SEC on November 25, 2014).*

(d)(2)
Form of Indemnification Agreement between New Senior Investment Group Inc. and its directors and officers (incorporated by reference to Exhibit 2 to Amendment No. 1 to our Registration Statement on Form 10, filed with the SEC on July 29, 2014).*

(d)(3)
New Senior Investment Group Inc. Nonqualified Stock Option and Incentive Award Plan (incorporated by reference Exhibit 10.1 to our current report on Form 8-K, filed with the SEC on November 12, 2014).*

(g)	None.

(h)	None.

*	Previously filed with the Schedule TO filed on December 17, 2015.